Via Facsimile and U.S. Mail
Mail Stop 4720

June 24, 2009

Shane Cooke
Executive Vice President and
Chief Financial Officer
Elan Corporation, plc
Treasury Building, Lower Grand Canal Street
Dublin 2, Ireland

Re:    **Elan Corporation, plc**
       **Form 20-F for the Fiscal Year Ended December 31, 2008**
       **Filed February 26, 2009**
       **File Number:  001-13896**

Dear Mr. Cooke:

We have reviewed your filing and have the following comments.  We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosures.  Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it.  If you do not believe that revised disclosure is necessary, explain the reason in your response.  After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects

F. Tabular Disclosure of Contractual Obligations, page 61

1.     Please revise your note to the table of contractual obligations to include the amount of the potential milestone payment to Transition Therapeutics along with a description of the events that would trigger this payment. In addition, please

revise your disclosure in the notes to the financial statements to include the length of the agreement with Transition Therapeutics as well as the termination provisions.

## Item 10.  Additional Information

## C.  Material Contracts, page 81

2.      Please refer to your disclosure of the exclusive, worldwide collaboration with Transition Therapeutics on page 83 of your filing.

- We note your disclosure that under your collaboration with Transition, you "shall make a $25.0 million milestone payment to Transition after the initiation of the first Phase 3 clinical trial for ELND005."  In a supplemental filing, please disclose whether you have an obligation under this agreement to pay any future milestone payments to Transition beyond this $25.0 million milestone payment.

- We note that you have identified the collaboration agreement with Transition as a material contract and have described the terms of the agreement, but have not filed the agreement as an exhibit.  Please file this agreement as an exhibit, or provide us with a legal analysis as to why this agreement need not be filed as an exhibit pursuant to Instruction 4 as to Exhibits of Form 20-F.

## Item 18.  Consolidated Financial Statements

## 20. Income Taxes, page 125

3.      You state that you released $236.6 million of the U.S. valuation allowance. Please revise your disclosure within MD&A to include a comprehensive discussion of all the positive and negative factors that you considered and the reasons that you concluded that it is more likely than not that the benefit of the deferred tax asset will be realized.  Please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets and include an explanation of the anticipated future trends included in your projections of future taxable income.  Please refer to paragraphs 20-25 of SFAS 109.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your response that keys your response to our comments.  Detailed cover letters greatly facilitate our review.  Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant